





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sepulveda Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd, Ste 2000
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Douglas   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Sepulveda Distributors, LLC   , as
of December 31st   , 20 18   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

SARAH C. WEILER
Notary Public - California
Los Angeles County
Commission # 2171212
My Comm. Expires Nov 8, 2020

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this 27th day of February, 20 19, by
Date *Month* *Year*

(1) Paul Douglas

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Sarah C. Weiler
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Sepulveda Distributors, LLC

Document Date: 01/01/18 - 12/31/18 Number of Pages: 2

Signer(s) Other Than Named Above: N/A

SEPULVEDA DISTRIBUTORS, LLC

Financial Statements and Supplementary Information

As of and for the Year Ended December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

SEPULVEDA DISTRIBUTORS, LLC

Table of Contents



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017
United States of America

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

**The Member
Sepulveda Distributors, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sepulveda Distributors, LLC (the Company) as of December 31, 2018, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2014.

February 27, 2019

SEPULVEDA DISTRIBUTORS, LLC
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash	$	122,510
Prepaid expenses		45,375
Deposits		4,790
Total assets	$	172,675
Liabilities		
Accrued expenses	$	38,200
Due to affiliate		57,530
Total liabilities		95,730
Member's Capital		
Member's capital		76,945
Total member's capital		76,945
Total liabilities and member's capital	$	172,675

See accompanying notes to financial statements.

2

SEPULVEDA DISTRIBUTORS, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues		
Commissions from Member	$	—
Total revenues		—
Expenses		
Commissions		—
Audit and tax services		38,200
Regulatory fees		89,409
Taxes		800
Total expenses		128,409
Net loss	$	(128,409)

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2018

Member's capital as of January 1, 2018	$	205,354
Net loss		(128,409)
Member's capital as of December 31, 2018	$	76,945

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Net loss	$	(128,409)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(1,001)
Increase in deposits		(343)
Increase in accrued expenses		7,600
Increase in due to affiliate		56,445
Net cash used in operating activities		(65,708)
Net decrease in cash		(65,708)
Cash as of the beginning of the year		188,218
Cash as of the end of the year	$	122,510

See accompanying notes to financial statements.

5

(1)   Organization and Nature of Business

Sepulveda Distributors, LLC (the "Company") is a Delaware limited liability company formed on November 15, 2012 with the U.S Securities and Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since April 29, 2014. The Company is engaged in a single line of business as a securities broker-dealer.

The Company is 100% owned by Crescent Capital Group, L.P. (the "Member"). The Member is registered as an investment adviser under the Advisers Act of 1940 as amended. The Member is 99.8% owned by Crescent Capital Group Holdings, LP ("CCG Holdings"), a Delaware limited partnership.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

(b)   Cash

The Company maintains its cash in a bank deposit account, which at times may exceed the federally insured limits. No losses have been experienced to date related to such account. The Company monitors the financial condition of the financial institution and does not anticipate any losses due to its exposure.

(c)   Deposits

The Company maintains a FINRA Flex-Funding Account. This account is used to pay invoices and fees formerly paid through the Web CRD system. As of December 31, 2018, the balance in the account is $4,790.

(d)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)   Income Taxes

As a limited liability company, the Company is generally not subject to income taxes; rather its net income and losses are passed through directly to the Member for inclusion in its taxable income or loss. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company is subject to examination by state tax authorities for returns filed since inception.

SEPULVEDA DISTRIBUTORS, LLC
Notes to Financial Statements

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as an income tax expense in the Statement of Operations. For the year ended December 31, 2018, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits.

(f) *Prepaid Expenses*

Prepaid expenses consist of prepaid regulatory and registration fees.

(3) Related Party Transactions

(a) *Due to Affiliate*

Amount due to affiliate of $57,530 relates to monies owed to the Member for expenses paid on behalf of the Company.

(b) *Expense Sharing Agreement*

The Company and Member entered into an expense sharing agreement in December 2013, which was amended and restated on May 27, 2015, whereas the Member agreed to make available office space, office equipment, administrative support and personnel to the Company. The Member is solely responsible for the payment of any expenses incurred and those expenses are reflected in the Member's consolidated financial statements. The Company maintains a separate schedule of the allocable costs of the services.

(c) *Commissions Expense*

The Member may enter into an employment agreement whereby the Company may make payments of bonus commissions on behalf of the Member. The Company did not incur any commission expense for the year ended December 31, 2018.

(d) *Commissions from Member*

The Company charges the Member a fee equal to 100% of the commission expense. The Company did not earn any commission from the Member for the year ended December 31, 2018.

SEPULVEDA DISTRIBUTORS, LLC
Notes to Financial Statements

(4)   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital percentage would exceed 10 to 1). As of December 31, 2018, the Company had net capital of $26,780.

		December 31, 2018
Net capital as a percent of aggregate indebtedness to net capital:		357.47%
Net capital	$	26,780
Less: required net capital		(6,382)
Excess net capital	$	20,398

(5)   Subsequent Events

Management has evaluated the activity of the Company through February 27, 2019, the date that the financial statements are available to be issued, and concluded that no further subsequent events have occurred that would require recognition or disclosure.

SUPPLEMENTAL SCHEDULES I TO II

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2018

1. Total ownership equity from Statement of Financial Condition		$	76,945
2. Deduct ownership equity not allowable for Net Capital			—
3. Total ownership equity qualified for Net Capital			76,945
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			—
B. Other (deductions) or allowable credits (List)			—
5. Total capital and allowable subordinated liabilities		$	76,945
6. Deductions and/or charges:			
A. Total non-allowable assets from			
Statement of Financial Condition	50,165		
B. Secured demand note delinquency	—		—
C. Commodity futures contracts and spot commodities –			—
proprietary capital charges	—		
D. Other deductions and/or charges			(50,165)
7. Other additions and/or allowable credits (List)			—
8. Net capital before haircuts on securities positions			26,780
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments			—
B. Subordinated securities borrowings			—
C. Trading and investment securities:			
1. Exempted securities			—
2. Debt securities			—
3. Options			—
4. Other securities			—
D. Undue Concentration			—
E. Other (List)			—
10. Net Capital		$	26,780

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3 % of line 19)	$	6,382
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		6,382
14. Excess net capital (line 10 less 13)		20,398
15. Net capital less greater of 10% of line 19 or 120% of line 12		17,207

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		95,730
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts (List)		—
19. Total aggregate indebtedness	$	95,730
20. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		357.47%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.0%

There are no material differences between the computation of net capital presented above and the computation of net capital in the company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018.

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule II
Computation for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

The company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017
United States of America

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Sepulveda Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sepulveda Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2019

SEPULVEDA DISTRIBUTORS, LLC
Exemption Report

Sepulveda Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception.

Sepulveda Distributors, LLC

I, Paul Douglas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Compliance Officer

February 27, 2019

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ___Los Angeles___



SARAH C. WEILER
Notary Public - California
Los Angeles County
Commission # 2171212
My Comm. Expires Nov 8, 2020

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this __27th__ day of __February__, 20_19_,
by   *Date*   *Month*   *Year*

(1) ___Paul Douglas___

(and (2) _____),
                Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ___Sarah C. Weiler___
                Signature of Notary Public

— OPTIONAL —

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __Sepulveda Distributors, LLC Exemption Report__

Document Date: __February 27, 2019__   Number of Pages: __1__

Signer(s) Other Than Named Above: ____N/A____
